United States securities and exchange commission logo





                             March 15, 2023

       Howard Lutnick
       Chief Executive Officer
       CF Acquisition Corp. VIII
       110 East 59th Street
       New York, NY 10022

                                                        Re: CF Acquisition
Corp. VIII
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed February 13,
2023
                                                            File No. 001-40206

       Dear Howard Lutnick:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Cover Page

   1. Please refer to the proxy statement cover page and the first cover page legend. We note the reference to "until
the registration statement filed with the Securities and Exchange
                                                        Commission (the    SEC
 ) is effective." We also note the second to last paragraph
                                                        references "securities
to be issued under the accompanying proxy statement." Please revise the respective
legends or advise why the legends reference a registration statement and the issuance of
securities pursuant to a proxy statement.
       Frequently Used Terms, page iv

   2. Please revise your definition of "Expiration Date" to briefly expand your disclosure to specify a date or other
time period or calculation for the company to consummate a
                                                        business transaction
pursuant to the CF VIII Charter. We note the subsequent defined terms including "First
Extension" and "Second Extension." Additionally, we note your
 Howard Lutnick
FirstName  LastNameHoward  Lutnick
CF Acquisition  Corp. VIII
Comapany
March      NameCF Acquisition Corp. VIII
       15, 2023
March2 15, 2023 Page 2
Page
FirstName LastName
         proxy statement filed February 14, 2023 seeking to extend the date by which the company must complete with business combination with XBP Europe or take other certain actions.
         Please revise accordingly.
3. Please revise your definition of "Ultimate Parent" to briefly describe the relationship with
         ETI-XCV Holdings, LLC and provide general context for this entity. We note your disclosure on page 21 that states that ETI-XCV Holdings, LLC is "an indirect parent of
         BTC International and wholly owned subsidiary Exela" for example. Questions and Answers About The Proposals, page 3

4. CF&Co. appears to have related-party interests and conflicts of interests on both sides of the proposed transaction. Please revise to include a separate question and answer addressing CF&Co. history (i.e., sponsor, underwriter, etc.) with both companies (i.e., the
         SPAC and Exela). Please include enough information so that Public Stockholders can clearly understand the overlapping interests.
5. We note that certain CF VIII officers and directors may own a material interest in the
         Sponsor. Please revise this section to include a discussion of these interests and quantify the aggregate ownership interest. Clarify, if true, that the insiders to which you make references, including with regard to "Interests of Certain Persons" on page 29, are the parties to the Sponsor Support Agreement and Forward Purchase Agreement and refer readers to information you provide about these agreements.
Q. What equity stake will holders of CF VIII Public Shares..., page 4

6. Please revise the included tables to include all potential sources of dilution to Public
         Stockholders in connection with the proposed transaction. In this regard, we note that the tables do not include shares to be issued pursuant to the Forward Purchase Contact.
Q. What vote is required to approve the Proposals Presented at the Special Meeting?, page 7

7. We note that here and elsewhere throughout your proxy statement you state that "[t]he
         Sponsor currently holds 69.4% of the issued and outstanding shares of CF VIII Common
         Stock..." We note that as disclosed in the Form 8-K filed March 7, 2023, due to a recent conversion of Class B common stock of the company, the Sponsor now holds 65.2% of your issued and outstanding Class A Common Stock. Please revise your disclosure throughout your proxy statement to provide the current percentage of shares held by the
         Sponsor as well as provide any additional revisions to your disclosure as a result of the conversion, for example, but not limited to the redemption scenario disclosure and tables on pages 4 - 6.
Q. What interests do the Sponsor and CF VIII's current officers and directors..., page 8

8. We note your disclosure in the third to last paragraph under this question, that states
         "[u]pon completion of the Business Combination, it is not anticipated that any persons
 Howard Lutnick
FirstName  LastNameHoward  Lutnick
CF Acquisition  Corp. VIII
Comapany
March      NameCF Acquisition Corp. VIII
       15, 2023
March3 15, 2023 Page 3
Page
FirstName LastName
         associated with CF VIII will be employed by the Combined Entity..." Please revise this section to disclose whether any persons associated with CF VIII anticipate serving on the
         Combined Entity board of directors and would, therefore, potentially receive compensation in their role as a director. We note that the Combined Entity will have a classified board consisting of three classes of directors, whose re-election will be held in respective yearly increments.
Q. Did the CF VIII Board obtain a fairness opinion (or any similar report or appraisal)...?, page
10

9. Please revise this Q&A to provide a cross-reference to the related risk factor regarding the decision not to obtain a fairness opinion or other report or appraisal in connection with your determination to approve the Business Combination. We note your risk factor disclosure under the heading "Neither the CF VIII Board not any committee thereof obtained a fairness opinion..." on page 61.
Summary of the Proxy Statement
CF VIII Board's Reasons for the Approval of the Business Combination, page 24

10. We note that in this section you first state that one of the reasons the CF Board determined that pursuing a potential business combination with XBP Europe would be an attractive opportunity for CF VIII and its stockholders was the fact that XBP Europe "has an attractive, largely stable and significant base of clients..." However, in the subsequent section disclosing the various other risks associated with the business, your disclose that part of the revenue decline in XBP Europe's business is due to a loss of clients..." Please reconcile these statements and/or provide a brief discussion here and throughout your disclosure, as appropriate, regarding the loss of clients, including any connection to the
         COVID-19 pandemic or other market forces.
11. In the first bullet point at the top of page 25, you state that "[f]or the 12 months ended
         June 30, 2022, XBP Europe had revenue of approximately $200 million and Adjusted
         EBITDA of approximately $23 million." However, it appears the XBP Europe operates on a December 31 fiscal year end. Please reconcile and revise this statement to reflect the company's fiscal year results or otherwise describe why this 12 month period is meaningful as compared to fiscal year end. Additionally, we note that XBP Europe has consistently had net losses for the most recent interim and audit periods. Please advise if the CF VIII Board considered such net losses in its analysis of XBP Europe's existing operations.
Organizational Structure, page 31

12. We note that the diagram of the organization structure of the Combined Entity upon consummation of the Business Combination reflects that BTC International Holdings, Inc.
         and the Combined Entity Shareholders will share ownership of XBP Europe Holdings,
         Inc. Please revise your disclosure to clarify the percentage ownership of the various
 Howard Lutnick
CF Acquisition Corp. VIII
March 15, 2023
Page 4
         shareholder contingency groups, i.e., Exela, Sponsor and Public Stockholders. Additionally, please revise the Combined Entity diagram to disclose your
         status as a controlled company under Nasdaq listing standards after the closing of the
         Business Combination.
Risk Factors, page 46

13. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
Risk Related to XBP Europe and the Business Combination
XBP Europe relies on Exela, which is a highly leveraged public company..., page
47

14. We note your risk factor disclosure regarding Exela describes the company as not only highly-leveraged, but also that it faces doubt about its ability to continue as a going concern. Please revise the risk factor title here to reflect the same. Additionally, please revise your disclosure elsewhere throughout your proxy statement where you describe
         Exela to be "highly-leveraged" to also state that it faces doubt as to its ability to continue as a going concern. Further, please revise your disclosure on page 26 in the bullet titled
         "Exela Capital Structure" to provide a cross-reference to this risk factor.
Risks Related to CF VIII and the Business Combination, page 59

15. Please revise your disclosure to discuss the material risk to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering, including the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in this registration statement.
The  public LastNameHoward
FirstName   stockholders of CF Lutnick
                                 VIII will experience dilution as a
consequence..., page 62
Comapany
16.         NameCF
       Please          Acquisition
               revise the risk factorCorp. VIII here to discuss the "50% redemptions" scenario discussion
March together
       15, 2023with
                 Pagethe4 current disclosure assuming no redemptions and "100% redemptions."
FirstName LastName
 Howard Lutnick
FirstName  LastNameHoward  Lutnick
CF Acquisition  Corp. VIII
Comapany
March      NameCF Acquisition Corp. VIII
       15, 2023
March5 15, 2023 Page 5
Page
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 2 - Transaction Accounting Adjustments
Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of September
30, 2022, page 96

17. Please expand your description in Note (E) to the pro forma balance sheet to explain the circumstances that resulted in the change of classification of the public warrants and warrants from Forward Purchase Contract from liability to equity upon closing of the business combination.
18.      Refer to Note (F). Please address the following:
             Separately present the adjustments for a) the reclassification of CF VIII Class
             A Common Stock subject to possible redemption to permanent equity, and b) the reclassification of XBP Europe's historical equity and issuance of 21,828,929 of CF
             VIII Class A Common Stock.
             Revise to reflect Class A Common Stock pro forma adjustment for a) the reclassification of CF VIII Class A Common Stock subject to possible redemption to permanent equity, and b) the reclassification of XBP Europe's historical equity and issuance of 21,828,929 of CF VIII Class A Common Stock.
             The number of shares associated with the reclassification of XBP Europe's historical equity and issuance of CF VIII Class A Common Stock, 21,828,929 shares, appear to include those issued in accordance with Note M (the Ultimate Parent Support
             Agreement). Please revise to exclude the shares issued in accordance with the Ultimate Parent Support Agreement as it is already reflected by Note M.
19.      Please revise Note (J) to reflect Class A Common Stock pro forma adjustment
         amount for the reclassification of CF VIII Class A Common Stock subject to possible redemption to permanent equity under the "50% Redemption Scenario." Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations, page
97

20. Please tell us, in sufficient detail, how you calculated the weighted-average shares used in computing net income (loss) per share for all periods and scenarios presented in Note T.
         In this respect, tell us why these shares do not agree with those on page 82 considering these shares were presumably calculated on a pro forma basis as if the business combination had been consummated on January 1, 2021. In addition, tell us how weighted average number of shares of common stock outstanding information included at the bottom of each unaudited pro forma statement of operations was calculated as the sum of weighted average number of shares does not appear to agree to the respective total.
 Howard Lutnick
FirstName  LastNameHoward  Lutnick
CF Acquisition  Corp. VIII
Comapany
March      NameCF Acquisition Corp. VIII
       15, 2023
March6 15, 2023 Page 6
Page
FirstName LastName
The Business Combination Proposal
Background of the Business Combination, page 121

21. Please revise your disclosure to list each significant person present at each meeting, including but not limited to, the representatives of Exela and CF&Co. that were present for the meeting in July 2022; the representatives of Cantor, CF&Co. and Exela on behalf of CF VIII and XBP Europe, respectively, that were present at the introductory meeting on August 8, 2022; and the representatives of CF VIII and XBP Europe present for various telephonic conferences conducted from September 16, 2022 through October 9,
         2022. In this regard, we note that CF&Co. and Cantor appear to have played a significant role in the identification of the target and certain negotiations, on behalf of CF VIII, without the participation of CV VIII directors and officers. Please revise to specifically clarify CF&Co. and Cantor's role in all negotiations and who participated in such negotiations.
22. Please revise your disclosure to include a discussion of any additional meetings or other communications between CF VIII and XBP Europe between the initial meeting of representatives of Exela and CF&Co. in July 2022 regarding XBP Europe as an attractive target for CF VIII to pursue and/or activities CF VIII engaged in regarding its search for a target, generally. We note that on the next disclosed meeting date of August 8, 2022, described as an introductory meeting, Exela provided CF VIII with access to a virtual data room containing diligence materials that same day.
23. Please revise your disclosure to expand your discussion regarding what the "additional information regarding XBP Europe" Exela provided at the August 8, 2022 introductory meeting and whether this information included any financial models or projections of any kind. We note your disclosure regarding "Certain Forecasted Information for XBP
         Europe" beginning on page 130, including references to "Initial 2022 Estimates" and the
         "Revised 2022 Estimates."
24. Please elaborate on the market valuations for companies similar to XBP Europe that CF
         VIII and CF&Co. used in their evaluation of XBP Europe conducted between August 8,
         2022 through August 23, 2022. Additionally, please disclose whether this evaluation was presented as a report or other document to the CF VIII Board at the August 10, 2022 meeting of the CF VIII Board and the CF VIII Audit Committee or otherwise delivered to these parties for review and consideration. In this regard, we note that CF&Co. selected certain comparable companies and precedent transactions which were provided to CF
         VIII. Please revise this section to clarify in greater detail the role CF&Co. played in evaluating the proposed transaction.
 Howard Lutnick
FirstName  LastNameHoward  Lutnick
CF Acquisition  Corp. VIII
Comapany
March      NameCF Acquisition Corp. VIII
       15, 2023
March7 15, 2023 Page 7
Page
FirstName LastName
25. We note your disclosure that reflects exchanges of multiple drafts of the LOI as well as a summary of key matters discussed. Amend your disclosure to describe the material terms these discussions, including the positions of the parties and how the material terms that were negotiated by the parties evolved throughout this period, especially with regard to the enterprise value of XBP Europe, consideration to be received, forfeiture of shares by the Sponsor, etc. Please include enough detail so that Public Stockholders can fully understand how the final terms of the LOI were determined.
26. Disclose who proposed the total enterprise value of XBP Europe of $220 million, as contained in the LOI executed on August 23, 2022, and how it was determined.
CF VIII Board's Reasons for the Approval of the Business Combination, page 125

27. Please revise your disclosure to highlight the risk that the Sponsor will benefit from the completion of the business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate.
28. Please clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC stockholders experience a negative rate of return in the post-business combination company.
29. Please refer to the third bullet on page 126. We note your disclosure that CF VIII
         Stockholders will have acquired their shares in the Combined Entity at an "attractive valuation." Please revise to discuss in greater detail what an "attractive valuation" means in the context of this transaction. Please include enough detail so that Public Stockholders can understand why this is an attractive valuation, i.e. what is the frame of reference or the comparison points (peer companies, comparable transactions, etc.). Certain Forecasted Information for XBP Europe, page 130

30. We note that XBP Europe provided CF VIII and CF&Co. with certain projections. Please revise to include the projections here and disclose any material assumptions necessary to understand such projections.
31. Based on the disclosure in this section (i.e., Comparable Company Analysis and Precedent
         Transaction Analysis), it appears that CF&Co. provided CF VIII and its board with a report materially related to the transaction. In this regard, it appears that CF& Co.
         selected the comparable companies and transactions. In a separate section, please revise to fully summarize the report and provide the information required by
Item 14(b)(6) of
         Schedule 14A. Please provide the required disclosure or, alternatively, provide us with your analysis regarding why CF&Co.'s comparable companies and transactions selections and associated data should not be considered a report under Item 14(b)(6) of Schedule
         14A and provide us supplementally with any board books or other materials prepared by
         CF&Co. which were delivered to CF VIII and its board. In this regard, we note your disclosure on page 24 that the CF VIII board considered the "financial and valuation
 Howard Lutnick
CF Acquisition Corp. VIII
March 15, 2023
Page 8
         analyses of XBP Europe and the Business Combination utilizing information provided by
         XBP Europe and publicly available information presented by CF&Co. to the CF VIII
         Board in CF&Co.   s capacity as financial advisor to CF VIII."
32. Please refer to the Comparable Company Analysis section. Please revise to clarify how the pre-transaction value of XBP Europe was determined to be $220 million.
         Additionally, for each comparable company, please revise to disclose the underlying data used in the chart on page 131. For example, disclose each company's enterprise value, revenue, and EBITDA and explain in greater detail how the resulting multiples were selected for each sub-category.
33. Please refer to the Precedent Transaction Analysis section. Please revise to disclose all 36 precedent M&A transactions and the associated underlying data for each. Additionally, please revise to specifically identify the fourteen and nine precedent M&A transactions, respectively, used for comparison purposes related to LTM revenue and LTM EBITDA.
Information About XBP Europe
Overview, page 173

34. Please revise your disclosure in this section, or where appropriate, to briefly expand your discussion of the meaning and application of the "broader open banking initiatives" that are beneficial to the expansion of the XBP Europe business.
About XBP Europe
Regulation and Compliance, page 182

35. Please revise your disclosure in this section to brief describe specific regulations you are subject to and the regulatory bodies who exercise oversight of your business. We note that you operate in the banking and financing industry, a highly-regulated industry, as well reference being subject to certain long-arm international sanctions regimes (e.g., OFAC)
       with regard to your cross-border payments services. In this regard, we note your risk factor beginning with "XBP Europe's business is subject to government regulation and oversight..." on page 56. Please revise this risk factor to discuss with greater specificity laws, regulations, regulatory bodies or other governmental regulation or oversight that relate to this risk factor as well as provide greater detail around your statement that
       "[f]inancial and political events have increased the level of regulatory scrutiny on XBP
       Europe's industry, and regulatory agencies may view matters or interpret laws and
FirstName LastNameHoward Lutnick
       regulations differently than they have in the past and/or may increase their oversight over
Comapany
       XBPNameCF
             Europe   sAcquisition     Corp. VIII
                         business practices, in each case in a manner adverse
to XBP Europe   s
March business."
       15, 2023 Page 8
FirstName LastName
 Howard Lutnick
FirstName  LastNameHoward  Lutnick
CF Acquisition  Corp. VIII
Comapany
March      NameCF Acquisition Corp. VIII
       15, 2023
March9 15, 2023 Page 9
Page
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations of
XBP Europe
Recent Developments
Merger, page 197

36. In the third paragraph of this section, you disclose expected increases in cash for the combined entity based on different levels of redemption. Please tell us how you arrived at each expected increase in cash from the unaudited pro forma balance sheet or revise the amounts.
Nine Months Ended September 30, 2022, Compared to Nine Months Ended September 30, 2021
Cost of Revenue, page 202

37. You disclose that the prior period cost of revenue was adversely impacted by the effects of
         COVID-19. Please revise to quantify the impact COVID-19 had on the changes in cost of revenue.
Results of Operations, page 202

38. We note the impact of foreign currency fluctuation on your revenue for the 2022 interim period. Please revise to disclose the impact of foreign currency fluctuation for other financial statement line items for the periods presented, if material. Liquidity and Capital Resources
Cash Flows, page 208

39. Please revise your analysis of cash flow changes to explain the business reasons for material changes between periods in your operating cash flows. For example, discuss the business reasons for material changes in each of these line items between periods:
             Accounts receivable,
             Prepaid expense and other assets,
             Related parties payable and
             Accrued expenses and other liabilities.
         Refer to Item 303 of Regulation S-K.
Indebtedness
2019 Credit Agreement, page 210

40. Please describe the terms of each covenant requiring a waiver, including a presentation of the required and actual ratio/amount as of the most recent compliance date. Please also disclose how the actual covenant ratio/amount is computed by reconciling it to GAAP amounts as of the most recent compliance date only. Any known changes in the required covenant ratio/amount at future covenant compliance dates should be disclosed. Disclose whether you expect to be in compliance without needing waivers at each future covenant compliance date in the next twelve months and your basis for that expectation. Disclose
 Howard Lutnick
CF Acquisition Corp. VIII
March 15, 2023
Page 10
         whether each of your various other debt arrangements have cross default provisions.
         Also, explain how additional future violations of this or other debt covenants would impact your liquidity. Refer to Items 303(b)(1) and (c)(1) of Regulation S-K.
Critical Accounting Policies and Estimates, page 212

41. You have material pension liabilities arising from defined benefit plans in four countries for the periods presented. Please tell us why pension liabilities are not included in your critical accounting policies and estimates. Refer to Item 303(b)(3) of Regulation S-K.
Beneficial Ownership of Securities
Pre-Business Combination Beneficial Ownership Table of CF VIII, page 215

42. Please revise the table of beneficial ownership found here to include the appropriate footnotes within the table. In this regard, we note that there are three footnotes provided below the table, but these footnotes are not indicated within the table.
Beneficial Ownership Table of the Combined Entity Assuming No Exercise of Warrants, page
216

43. Please revise this table and the table immediately below titled "Beneficial Ownership
         Table of the Combined Entity Assuming Exercise of Warrants" to indicate the information related to footnote (5) provided below the tables. As currently disclosed, footnote (5) is not reflected in the information presented in these tables.
XBP Europe, Inc. and Subsidiaries
Audited Combined and Consolidated Financial Statements
Combined and Consolidated Balance Sheets, page F-3

44. Please revise your balance sheets to present the separate accounts comprising stockholder's deficit and the number of shares of equity securities authorized, issued and outstanding. Also, disclose changes in the separate accounts and in the number of shares of equity securities during the periods presented in statements of changes in stockholder's deficit and provide the other disclosures required by ASC 505-10-50. Finally, disclose the loss per share information required by ASC 260-10-45 and ASC
260-10-50.
Notes to the Combined and Consolidated Financial Statements, page F-7

45. Given your disclosures on page 50 that XBP Europe has made, and will continue to make, significant investments in the research, design and development of new technology and
FirstName LastNameHoward Lutnick
       platforms-driven solutions, and on page 53 that it developed many of its platform-driven
Comapany    NameCF
       solutions      Acquisition
                 internally, pleaseCorp.
                                    reviseVIII
                                           to disclose the total research and
development costs
       charged  to expense
March 15, 2023 Page 10      for the periods presented in accordance with ASC
730-10-50-1.
FirstName LastName
 Howard Lutnick
FirstName  LastNameHoward  Lutnick
CF Acquisition  Corp. VIII
Comapany
March      NameCF Acquisition Corp. VIII
       15, 2023
March1115, 2023 Page 11
Page
FirstName LastName
13. Commitments and Contingencies
Adverse Arbitration Order, page F-31

46. Please tell us your basis in GAAP for excluding the customer settlement expense from your operating loss for 2020.
16. Other (Income) Expense, Net, page F-33

47. Please tell us your basis in GAAP for excluding losses (gains) on the sale or disposal of property, plant, and equipment and other assets--as described in note
(3) on page 200--
         from your operating loss. Refer to ASC 360-10-45-4 through 45-5.
CF Acquisition Corp. VIII
Condensed Statements of Operations (Unaudited), page F-84

48. Please tell us in sufficient detail and revise to disclose in Note 2 (starting on page F-
         94) what interest expense on mandatorily redeemable Class A common stock of $689,606 represents and the related terms.
General

49. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, such as the target, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, if applicable, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose, if applicable, the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
50. Please revise your risk factor disclosure to discuss what consideration the company has given to risk related to its investment company status given that its trust account assets were invested in securities and income has been derived from those investments since the
         IPO was consummated. The risk may be heightened since, as reflected in your proxy statement filed February 14, 2023, you have sought to extend your deadline to complete your business combination to September 16, 2023, a date 30 months after the IPO. We note the inclusion of three risk factors providing disclosure on this point included in your
         February 14, 2023 proxy statement.
 Howard Lutnick
CF Acquisition Corp. VIII
March 15, 2023
Page 12

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Stephen Kim at 202-551-3291 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any other questions.



                                                          Sincerely,
FirstName LastNameHoward Lutnick
                                                          Division of
Corporation Finance
Comapany NameCF Acquisition Corp. VIII
                                                          Office of Trade &
Services
March 15, 2023 Page 12
cc:       Gary Simon
FirstName LastName